Exhibit 99.1

Hi everyone,

My name is Lauren Zakarian-Cogswell and I am a Director here on the Masterworks acquisitions team.

I am pleased to announce our latest offering, a painting by the late artist, Matthew Wong. Remembered for his vibrant landscapes and interior scenes, Wong’s style was reminiscent of Post-impressionist artists such as Vincent van Gogh and Edouard Vuillard.

The artist sadly passed away in 2019 at the young age of 35 and has since seen considerable market growth in prices and been the subject of numerous institutional shows. In October 2022, the Dallas Museum of Art opened, “The Realm of Appearances,” the first retrospective and U.S. museum exhibition devoted to Wong’s work.

To provide investment quality offerings by the artist, our acquisitions team has reviewed nearly 25 examples of Wong’s works from around the world, many of which are priced in excess of $1 million. Of these examples, this is the first we have selected to be offered on the Masterworks platform.

Completed in 2016 and entitled “xTxhxex xSxuxnx,” the current offering is emblematic of Wong’s expressive brushwork. The Painting depicts a colorful, abstracted sun, painted with thick impasto brushstrokes that radiate outward creating movement and energy.

As of January 2023, examples similar in scale and execution to the Painting have sold in excess of $700,000 at auction. Recent examples include: “Arcadia” (2017), which sold for $805,000 at Christie’s, London in March of 2022, “Nature’s Church” (2017), which sold for just under $1.2 million at Phillips, Hong Kong in November of 2021, and “The Recluse” (2017), which sold for $700,000 at Sotheby’s, Hong Kong in April of 2021.

Between July 2020 to May 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 73.2%.